UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GLOBAL INDUSTRIES, LTD.
(Name of Subject Company (Issuer))

GLOBAL INDUSTRIES, LTD.
(Name of Filing Person (Issuer))

2.75% Senior Convertible Debentures Due 2027
(Title of Class of Securities)

379336AE0
(CUSIP Number of Class of Securities)

John Freeman
Secretary
Global Industries, Ltd.
11700 Katy Freeway, Suite 150
Houston, Texas 77079
(281) 870-1111
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:
William Aaronson, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017
Tel: (212) 450-4000

CALCULATION OF FILING FEE
Transaction Valuation*:	Amount of Filing Fee**:
$328,947,395.84	$37,697.37

*
Calculated solely for purposes of determining the filing fee. The purchase price of the 2.75% Senior Convertible Debentures Due 2027 (the “Debentures”), as described herein, is calculated as the sum of (a) $325,000,000.00, representing 100% of the principal amount of Debentures outstanding as of December 6, 2011, plus (b) $3,947,395.84, representing accrued but unpaid interest on the Debentures up to, but excluding, January 10, 2012.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $114.60 for each $1,000,000 of the value of the transaction.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable	Filing Party: Not applicable
Form or Registration No.: Not applicable	Date Filed: Not applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on December 6, 2011, by Global Industries, Ltd., a Louisiana corporation (the “Company”). The Schedule TO was filed by the Company with respect to the right of each holder (the “Holder”) of the Company’s 2.75% Senior Convertible Debentures due 2027 (the “Debentures”) to require the Company to repurchase, and the obligation of the Company to repurchase, each $1,000 principal amount of the Debentures, plus accrued and unpaid interest to, but excluding, January 10, 2012 (the “Fundamental Change Repurchase Date”), pursuant to the terms and conditions of the Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Repurchase dated December 6, 2011 (as it may be amended and supplemented from time to time, the “Company Repurchase Notice”), a copy of which was filed as Exhibit (a)(1)(A) to the Schedule TO, the Indenture and the Debentures.

The Schedule TO was, and this Amendment No. 1 is, intended to satisfy the disclosure requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended.

The information set forth in the Schedule TO, including the Company Repurchase Notice, is incorporated in this Amendment No. 1 by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

All capitalized terms used but not defined in this Amendment No. 1 shall have the meanings given to such terms in the Company Repurchase Notice.

Item 4.  Terms of the Transaction.

Item 4(a) of the Tender Offer Statement is hereby amended to add the following:

The tender offer, which commenced on December 6, 2011, expired at 5:00 p.m., New York City time, on January 9, 2012 (the “Exercise Expiration Date”). Subject to the terms and conditions of the Indenture, the Debentures and the Company Repurchase Notice, $322,621,000.00 aggregate principal amount of Debentures were surrendered for repurchase and not validly withdrawn, representing approximately 99.268% of all outstanding Debentures.

The Company will deposit with the Paying Agent, prior to 11:00 a.m., New York City time, on January 11, 2012, which is the first Business Day after the Fundamental Change Repurchase Date of January 10, 2012, an amount of cash sufficient to pay the aggregate Fundamental Change Repurchase Price for the Debentures surrendered for repurchase and not validly withdrawn prior to 5:00 p.m. New York City time on the Fundamental Change Repurchase Date.  The Paying Agent will promptly, after the later of the Fundamental Change Repurchase Date and the book-entry transfer of the applicable Debentures, distribute the cash to The Depository Trust Company (“DTC”), and DTC will thereafter distribute the cash to its participants in accordance with its procedures, as outlined in the Company Repurchase Notice.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLOBAL INDUSTRIES, LTD.

By:	/s/ John M. Freeman
	Name:	John M. Freeman
	Title:	Secretary

Dated: January 11, 2012

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EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Company Repurchase Notice, Notice of Entry into Supplemental Indenture and Offer to Purchase to Holders of 2.75% Senior Convertible Debentures Due 2027, dated December 6, 2011.*

(a)(1)(B)	Form of Repurchase Notice.*

(a)(1)(C)	Summary Advertisement published on December 6, 2011.*

(b)	Not applicable.

(d)(1)
Indenture, dated as of  July 27, 2007, between the Company and Wells Fargo Bank, National Association, as Trustee, is incorporated by reference to Exhibit 4.1 of the Company’s Quarterly Report on Form 10-Q, filed on August 6, 2007.

(d)(2)	First Supplemental Indenture, dated as of December 1, 2011, between the Company and Wells Fargo Bank, National Association, as Trustee.*

(d)(3)
Agreement and Plan of Merger, dated September 11, 2011, by and among Global Industries, Ltd., Technip S.A. and Apollon Merger Sub B, Inc., is incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K, filed on September 12, 2011.

(g)	Not applicable.

(h)	Not applicable.

*      Previously filed.

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